UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REWARDS NETWORK INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

761557107
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 761557107	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

718,200 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
718,200 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

718,200 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 8.1% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 761557107	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 2 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Rewards Network Inc. (“Rewards Network”) by adding the following information to the items indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of May 28, 2010, the Partnership owns 708,100 shares of Rewards Network common stock.  Alan S. Parsow also owns 10,100 shares of Rewards Network common stock in an individual retirement account.  The Rewards Network Form 10-Q for the quarter ended March 31, 2010 reported that there were outstanding 8,815,819 shares of Rewards Network common stock as of May 4, 2010.  Based on this number, the Partnership and Mr. Parsow own approximately 8.1% of the Rewards Network common stock.

(c)  During the past 60 days, the Partnership purchased 64,036 shares of Rewards Network common stock, in open market transactions, at prices ranging from $10.77 to $14.11 per share, and Mr. Parsow purchased 4,800 shares of Reward Network common stock, in open market transactions, at prices ranging from $11.03 to $13.05 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  June 1, 2010

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:  /s/  Alan S. Parsow
Alan S. Parsow
Sole Manager